SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.

(Translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n

P.O. Box 837

Willemstad,

Curaçao

(599) (9) 7366277

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Sapiens to Present at Upcoming Investor Conferences

REHOVOT, Israel, August 29, 2012 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a provider of innovative insurance software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), will present to the investment community at the following upcoming three investor conferences in the US:

The Wall Street Forum’s Conference

Date: Friday, September 7th

Presentation: 11:20am ET

Location: The Omni Parker House in Boston

Rodman and Renshaw Annual Global Investment Conference

Date: Monday, September 10th

Presentation: 10:50am ET

Location: Metropolitan Suite East room at the Waldorf-Astoria in New York

ThinkEquity’s Ninth Annual Growth Conference: G9

Date: September 12th

Presentation: 9:15am ET

Location: Tansa II Room at Le Parker Meridien in New York

Management will be available for one-on-one meetings throughout each conference and interested parties may schedule meetings through their respective conference representative.

The Sapiens presentation will be available on the Investor Relations section on our website.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), is a global provider of innovative software solutions for the financial services industry, with a focus on insurance. We offer core, end-to-end software solutions for the general insurance, property, casualty, life, pension and retirement markets. We have a track record of more than 30 years in delivering superior software solutions to more than 100 financial services organizations, including insurance, retirement, and mortgage providers. Our team of more than 750 insurance and technology experts operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact:

Investor Relations Contact:
Roni Giladi, CFO
Sapiens International
Tel: +972-8-9382721
E-mail: roni.g@sapiens.com

or

James Carbonara, Regional Vice President

Hayden IR

Office: (646)-755-7412

James@haydenir.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: August 29, 2012	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer